Filed by Songa Offshore SE
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

Subject Company: Songa Offshore SE

Reminder from Songa Offshore - offer from Transocean set to expire at 16:30 CET Tuesday 23 January 2018

Reference is made to previous announcements concerning the voluntary exchange offer (the "Offer") made by Transocean Ltd. and Transocean Inc. (collectively, "Transocean") to acquire all outstanding shares of Songa Offshore SE ("Songa Offshore" or the "Company", Oslo Børs: "SONG").

As reported by Transocean on 18 January 2018, the shareholders of Transocean have approved the completion of the transactions contemplated by the Offer, thus fulfilling a key condition for the Offer. Completion of the Offer remains conditional, however, upon acceptance of the Offer by Songa Offshore shareholders representing more than 90% of the Company's shares on a fully diluted basis.

The acceptance period under the Offer is set to expire tomorrow, 23 January 2018, at 16:30 CET. As previously reported, the board of Songa Offshore has recommended its shareholders to accept the Offer, and the board therefore encourages shareholders to provide their acceptances of the Offer within said deadline. The complete board recommendation is included in the offer document and prospectus for the Offer dated 20 December 2017 (the "Offer Document").

As stated in Transocean's notice to Songa Offshore shareholders on 19 January 2018 (available on www.newsweb.no), shareholders who accept the Offer within the deadline are expected to receive settlement on or about 30 January 2018. Settlement under a subsequent squeeze-out is currently expected not to occur until March 2018 at the earliest.

For further details regarding the terms and conditions of the Offer, and the terms and timing of any subsequent squeeze-out, please see the notice from Transocean on 19 January 2018. For complete details on the Offer and acceptance forms, please refer to the full Offer Document available on:

www.songaoffshore.com, or

http://securities.clarksons.com/Other/Shared-issues/Public-Issues/20171221_Songaoffshore.

* * * * *

Pareto Securities AS acts as financial advisor to Songa Offshore in connection with the Offer. Advokatfirmaet Schjødt AS acts as Songa Offshore's Norwegian legal advisor and Cleary Gottlieb Steen & Hamilton LLP as US legal advisor.

22 January 2018

Limassol, Cyprus

For further details, please contact:

Bjørnar Iversen, CEO (+357 99649152)
Jan Rune Steinsland, CFO (+47 97052533)

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Songa Offshore, Transocean and Transocean Inc. (("TINC" and, together with Transocean, the "Offeror")) have identified some of these forward-looking statements with words like "believe," "may," "could," "would," "might," "possible," "will," "should," "expect," "intend," "plan," "anticipate," "estimate", "potential", "outlook" or "continue," the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed offer and transaction, including future financial and operating results and synergies, Songa Offshore's, Transocean's and the combined company's plans, objectives, expectations and intentions, and the expected timing of the completion of the transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the acceptance of the offer by Songa Offshore's shareholders and approval of Transocean's shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the offer and the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Transocean's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the "Risk Factors" section of Transocean's annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Transocean's filings with the SEC for free at the SEC's website (www.sec.gov) or Transocean's website at http://www.deepwater.com. Neither Songa Offshore nor Transocean undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the proposed Combination, Transocean will file with the U.S. Securities and Exchange Commission (the "SEC") a proxy statement (the "Proxy Statement") and Transocean and Transocean, Inc. ("TINC"), will file a Registration Statement on Form S-4 (the "Registration Statement") containing a prospectus with respect to the Consideration Shares and Consideration CBs to be issued in the Combination and the related transactions (the "Prospectus"). When available, Transocean will mail the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and will distribute the Prospectus to certain Songa Offshore securityholders in the United States in connection with the Combination and related exchange offers contemplated by the transaction agreement. Transocean and TINC are also expected to file an offer document with the Financial Supervisory Authority of Norway (the "Norwegian FSA").

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE COMBINATION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY

REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION.

You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC's website at www.sec.gov. In addition, Transocean's shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean's website at http://www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the Combination. The final terms and further provisions regarding the public officer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and TINC with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein com should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

Each of Transocean, TINC, Songa Offshore and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean' shareholders with respect to the approvals required to complete the Combination and the solicitation of acceptances for the Offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Combination, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean's directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017 and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the Offer will be included in the Proxy Statement to be filed with the SEC. These documents are available to Transocean's shareholders free of charge from the SEC's website at www.sec.gov and from the investor relations section of Transocean's website at www.deepwater.com.